Exhibit 99.1

AEGON details strategy to deliver sustainable earnings growth

Following completion of AEGON’s full repayment to the Dutch State last week, CEO Alex Wynaendts and senior management will detail their plans to deliver sustainable earnings growth for its businesses in the Americas, the Netherlands, the UK and Central & Eastern Europe. AEGON is hosting its Analyst & Investor Conference in London today and tomorrow. All presentations will be available on www.aegon.com as of 6 pm CET.

In recent years, AEGON has implemented a broad restructuring of its operations, either divesting or running-off businesses which did not meet its risk-return profile or contribute to the company’s long-term growth prospects. This has resulted in significantly reducing the company’s exposure to financial market risk, as well as establishing a lower cost base for its main operations in the US, the UK and the Netherlands. It is from this new base that AEGON will pursue its financial targets.

“The steps we have taken since 2008 have significantly transformed AEGON,” said Alex Wynaendts. “With the completion of repayment to the Dutch State, we are focusing our full attention to achieving ambitious financial targets, consistent with our ambition to be a leader in all our chosen markets in the coming years. As we transition to a new base following the significant restructuring of our operations, we are confident in our ability to generate solid earnings growth with an improved risk-return profile, pay sustainable dividends to shareholders and, at the same time, become the most-recommended provider among our current and future customers and partners.”

Specifically, AEGON aims to:

•	Grow underlying earnings before tax on average by 7 to 10% per annum between 2010 and 2015

•	Achieve a return on equity of 10% to 12% by 2015

•	Increase fee businesses to 30% to 35% of underlying earnings before tax by 2015

•	Increase normalized operational free cash flow by 30% by 2015

•	Resume dividend payments with dividend of EUR 0.10 per common share related to H2 2011 in May 2012

AEGON aims to grow its underlying earnings before tax and improve its return on equity by growth of the business and cost reductions, in combination with redeployment of capital to areas with stronger growth and higher return prospects. Supporting its target to grow fee business to 30% to 35% of underlying earnings before tax from its 2010 level of 16%, AEGON aims to increase fee-based earnings in the Americas, primarily from its variable annuity and pensions lines of business. At the same time, AEGON aims to more than double fee-based earnings in the UK and in New Markets. The growth in fee-based earnings will be additionally supported by its asset management and European variable annuity businesses.

It is AEGON’s ambition to grow normalized operational free cash flows by 30% by 2015. The growth in cash flows will be mainly driven by strong improvements in the UK and Americas. In the UK, normalized operating cash flows will improve significantly driven by lower commission payments and the result of cost reductions. In the Americas, cash flows are benefiting from further business growth.

Additionally, AEGON has set a target to achieve a capital base ratio of at least 75% by the end of 2012 and maintain at least EUR 900 million of excess capital in the Holding. Absent unforeseen circumstances, AEGON intends to pay a EUR 0.10 dividend per common share over the second half of 2011, to be paid in May 2012.

AEGON manages its business on an economic framework basis, meaning that it prices its products based on hedgeable market circumstances, versus assumptions about future economic conditions. AEGON will begin publishing Market Consistent Value of New Business (MCVNB) results with the publication of its first quarter results next year.

AEGON’s ambition to be a leader in all of its chosen markets by 2015 is supported by four strategic objectives: Optimize our Portfolio, Enhance Customer Loyalty, Deliver Operational Excellence and Empower Employees. These key objectives have been embedded in all AEGON businesses and provide the strategic framework for becoming the most-recommended life insurance and pension provider by customers and distributors, as well as the most-preferred employer in the sector.

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 27,000 people and have some 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com
Key figures - EUR	Q1 2011	Full year 2010	Investor relations: Willem van den Berg +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
Underlying earnings before tax	414 million	1.8 billion
New life sales	501 million	2.1 billion
Gross deposits	7.4 billion	33 billion
Revenue-generating investments (end of period)	400 billion	413 billion

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

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Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

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Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The non-fulfillment of the conditions precedent underlying the agreement to divest Transamerica Reinsurance.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.